1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

Matthew K Kerfoot matthew.kerfoot@dechert.com +1 212 641 5694 Direct +1 212 698 3599 Fax

September 21, 2018

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Anu Dubey, Esq.

Ms. Marianne Dobelbower, Esq.

Mr. Tony Burak

Re:	CĪON Investment Corporation

Registration Statement on Form N-2 (File No. 333-203683)

Dear Msses. Dubey and Dobelbower and Mr. Burak:

On behalf of CĪON Investment Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s outside legal counsel, Dechert LLP, on March 27, 2018, April 13, 2018, September 11, 2018 and September 18, 2018, regarding Post-Effective Amendment No. 5 (“PEA 5”) to the Company’s Registration Statement on Form N-2 (File No. 333-203683) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”).

In addition, transmitted herewith is Post-Effective Amendment No. 6 (“PEA 6”) to the Registration Statement, which reflects all of the comments and revisions discussed herein. The Company is filing as separate correspondence its request for acceleration of effectiveness (the “Acceleration Request”).

For your convenience, the Staff’s comments are numbered and presented in bold text below, and each comment is followed by the Company’s response. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Prospectus

Front Cover

1.	In the second bulleted risk disclosure regarding the Company’s share repurchase program, please supplementally confirm whether clause (ii) is a new restriction on the amount of shares eligible for repurchase. If so, please add additional disclosure in the “Prospectus Summary” section explaining how this additional restriction will affect the ability of investors to have their shares repurchased.

Response: The Company hereby confirms that clause (ii) is not a new restriction on the amount of shares eligible for repurchase. Rather, in PEA 5, the Company determined to include this restriction in more prominent locations in the Prospectus for investors. Please refer to the pre-existing disclosure related to this restriction on pages 14, 58, 213 of the Prospectus, which has not been revised by the Company since commencing its initial continuous public offering in July 2012.

2.	Please include an additional bullet point stating that the amount of distributions that the Company may pay, if any, is uncertain.

Response: The disclosure has been revised accordingly.

3.	Footnote 1 of the item 1 table states that the maximum offer amount is based on the assumption that “all shares are sold at the current offering price…which is subject to adjustment based upon, among other things, [the Company’s] net asset value per share.” Please supplementally explain the footnote and why the calculation would be subject to adjustment based upon, “among other things”, the net asset value per share.

Response: The disclosure has been revised to clarify that the calculation of the current offering price is subject to adjustment based upon changes in the Company’s net asset value per share.

4.	The third sentence in footnote 3 of the item 1 table states that “[s]uch amounts will not be paid by our shareholders.” Please clarify what this amount is referring to.

Response: The disclosure has been revised accordingly.

Prospectus Summary – CĪON Investment Corporation, page 1

5.	In the second paragraph, please revise the discussion of the management by CIM and AIM by clarifying whether AIM still provides investment advice and, if so, if AIM is subject to any advisory agreements. Specifically, please provide disclosure regarding AIM’s responsibilities and supplementally explain why AIM should not be considered an investment adviser of the Company under Section 2(a)(20) of the Investment Company Act of 1940, as amended (the “1940 Act”). Please also clarify the disclosure regarding the joint venture arrangement and supplementally provide whether CIM has any other clients.

Response: The disclosure has been revised accordingly. In addition, as disclosed in the “Prospectus Summary” section of the Prospectus, the investment sub-advisory agreement with AIM was terminated effective as of July 11, 2017 and as a result, AIM no longer serves as the Company’s investment sub-adviser. Pursuant to the Fourth CIM LLC Agreement, AIM’s responsibilities as a member of CIM include (i) identifying and providing information about potential investment opportunities for approval by CIM’s investment committee; (ii) providing (a) trade and settlement support, (b) portfolio and cash reconciliation, (c) market pipeline information regarding syndicated deals, in each case, as reasonably request by CIM and (d) monthly valuation reports and support for all broker-quoted investments. Pursuant to the Fourth CIM LLC Agreement, all investment decisions are made by CIM’s investment committee, which consists of three members, all of whom are employees of CION Investment Group, LLC (“CIG”). In addition, all officers of CIM responsible for the day-to-day business and affairs of CIM are CIG employees. Based on various conversations we have had with the Staff, we will treat AIM as a close affiliate under Section 57(b) of the 1940 Act and AIM will amend its co-investment exemptive relief to add the Company and CIM as applicants. While CIM currently does not have another client, it may have other clients in the future.

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6.	On page 2, the last paragraph states that the Company is currently seeking exemptive relief to engage in co-investment transactions. Please respond supplementally that the Company is preparing to submit an amended application for co-investment exemptive relief.

Response: The Company hereby represents that it is preparing to submit to the Commission an amended application for co-investment exemptive relief.

Prospectus Summary – Plan of Distribution, page 9

7.	The second paragraph states that to the extent the Company’s net asset value increases, it “will sell shares at a price necessary to ensure that shares are not sold at a price, after deduction of selling commissions and dealer manager fees, that is below [its] net asset value per share.” Please disclose or clarify at what price the Company will sell its shares.

Response: The Company hereby represents that the current disclosure does not intend to refer to a specific price but provides that, to the extent the Company’s net asset value increases, the Company will sell its shares at a price necessary to ensure that the Company’s shares are not sold at a price below its then calculated net asset value, after deduction of certain fees. Accordingly, the Company believes its current disclosure is adequate.

Fees and Expenses, page 27

8.	The Staff notes that the “Fifth Amended DRIP fees” line item in the fee table states “None” but footnote 4 on page 28 states that the Fifth Amended DRIP expenses are included in the “Other expenses” line item. Please include the Fifth Amended DRIP fees as a separate line item in the fee table in compliance with Form N-2, Item 3.1.

Response: The disclosure has been revised accordingly.

9.	Please confirm the amount disclosed (currently 3.78%) for the “Interest payments on borrowed funds” line item. Based on the assumptions disclosed in footnotes 1 and 7 of the fee table, the Staff’s calculation provides a different amount (3.99%).

Response: The Company hereby confirms that the amount of 3.78% disclosed for the “Interest payments on borrowed funds” line item in PEA 5 was inaccurate. The Company has updated this line item in PEA 6 to include the current projected amount of 4.10% during 2018.

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10.	Please confirm the amount of borrowings as a percentage of the Company’s average net assets. The Staff notes that footnote 1 of the fee table states this amount as 80% but footnote 7 states the amount as 60%. Also, please confirm that the expected annual interest rate on the amount borrowed is 4.80% in footnote 7 of the fee table on page 29 and the weighted average cost of funds is 4.93% as disclosed under the “Risk Factors—Risks Relating to Debt Financing—Illustrations” section on pages 54-55 of the Prospectus.

Response: The Company hereby confirms that the amount of borrowings as a percentage of the Company’s average net assets was 80% as of the date of filing PEA 5. However, the Company has updated this amount in PEA 6 to include the current projected amount of 82.5%. The Company also confirms that the expected annual interest rate on the amount borrowed and the weighted average cost of funds are both 4.76%, which represents the current projected amount during 2018. The disclosure has been revised accordingly.

11.	The Company discloses that it recorded an incentive fee on income during the year ended December 31, 2017. The amount of the expense reflected in the statement of operations under the “Selected Financial Data” section of the Form 10-K is $3,222, which amounts to approximately 31 basis points during the year. Please supplementally explain why the fee table under the “Fees and Expenses” section of the Prospectus does not include an estimate for the incentive fee on income.

Response: The Company has included an estimate for the incentive fee on income during 2018 in the fee table under the “Fees and Expenses” section of the Prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview, page 72

12.	In the fourth paragraph, the Company states that the Third CIM LLC Agreement created a joint venture between AIM and CIG where “AIM was issued a newly-created class of membership interests in CIM…which will ultimately result in CIG and AIM each owning a 50% economic interest in CIM.” Please supplementally explain why this arrangement does not constitute an assignment for purposes of Section 15(a)(4) of the 1940 Act. If the arrangement is an “assignment”, please confirm whether the Company is in compliance with the safe harbor provisions of Section 15(f) of the 1940 Act.

Response: The arrangement does not constitute an assignment for purposes of Section 15(a)(4) of the 1940 Act based on two primary conclusions: (1) the arrangement did not involve a direct or indirect transfer of the investment advisory agreement and (2) the arrangement did not involve a transfer of a controlling block of CIM’s outstanding voting securities. Regarding the first conclusion, the arrangement did not entail the transfer, direct or indirect, of an investment advisory agreement between CIM and the Company to AIM. Similarly, the arrangement did not involve any amendment to the investment advisory agreement that would remove or change CIM as a party to the agreement with the Company. In addition, the material terms of the investment advisory agreement, including the fees and the nature and level of services provided, remained unchanged. Therefore, the arrangement did not involve an assignment of the investment advisory agreement between the Company and CIM.

Regarding the second conclusion, although “controlling block of voting securities” is not defined in the 1940 Act, “control” is defined in Section 2(a)(9) of the 1940 Act as “the power to exercise a controlling influence over the management or policies of a company.” The section provides a rebuttable presumption of control when a person beneficially owns more than 25% of the voting securities of a company. The section also provides that any person who does not own more than 25% of the voting securities of any company “shall be presumed not to control such company.” Rule 2a-6 under the 1940 Act also provides that a transaction which does not result in a change of actual control or management of the investment adviser is not an assignment for purposes of Section 15(a)(4) of the 1940 Act. Control is determined based on an analysis of all relevant facts and circumstances.1

[1]	See, e.g., Investors Mutual, supra note 5 (“Control determinations involve issues of fact which…require a careful appraisal of the over-all-effect of the various relationships and other circumstances present in the particular case, some of which may point to one inference while others to an opposite one” (footnote omitted)); and Phillips v. SEC, supra note 5, at 972 (“In assessing an individual’s potential influence, the Commission is obliged to consider not merely legal power but ‘the special circumstances of each case” (citation omitted)).

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Based on such an analysis, CIG controlled CIM prior to the Third CIM LLC Agreement and CIG continues to control CIM after the Third CIM LLC Agreement. The following facts and circumstances are relevant to the analysis: (i) AIM is entitled to appoint one out of three members to CIM’s board of directors (the “CIM Board”) while CIG is entitled to appoint two out of three members; however, the AIM member is entitled to one vote and each CIG member is entitled to two votes at any meeting of the CIM Board. As a result, AIM has a 20% voting interest (one in five votes) on the CIM Board; (ii) AIM has the right to recommend one out of six members to the Company’s board of directors (the “Company’s Board”) or in the alternative, to appoint an individual to serve as a representative to attend all meetings of the Company’s Board and each committee of the Company’s Board in a non-voting, observer capacity (a “Board Observer”) (AIM currently has a Board Observer role only and does not have a member on the Company’s Board); (iii) all investment decisions are made by CIM’s investment committee, which consists of three members all of whom are CIG employees; (iv) all officers of CIM responsible for the day-to-day business and affairs of CIM are CIG employees; and (v) AIM has limited voting rights that apply only in certain extraordinary matters related to CIM.

These facts and circumstances are consistent with those in the American Century Companies, Inc./J.P. Morgan & Co. Incorporated, SEC No-Action Letter (Dec. 23, 1997), in which the Staff concluded that J.P. Morgan & Co. Incorporated’s less than 25% voting interest, along with its Special Approval Rights, did not result in a change of control of American Century Companies, Inc., which continued to be controlled by the Stowers Family. In the same way, the facts and circumstances here support the conclusions that AIM has less than a 25% voting interest in CIM (and, therefore, is presumed not to control CIM) and has no ability to participate in the actual control or management of CIM. Accordingly, the Company believes that AIM’s admission as a member of CIM did not result in a change of control of CIM and, therefore, did not constitute an assignment for purposes of Section 15(a)(4) of the 1940 Act.

Expense Support and Conditional Reimbursement Agreement, page 184

13.	In the first paragraph, the Company states that it “may be required to repay CIM all unreimbursed expense support funded by CIM within three years of the date of termination” if it terminates the investment advisory agreement with CIM. Please supplementally explain why this provision does not constitute a penalty, which is prohibited by Section 15(a)(3) of the 1940 Act.

Response: The Company respectfully submits that, pursuant to the expense support and conditional reimbursement agreement, the Company has a conditional obligation to reimburse CIM for any amounts funded by CIM under this arrangement if, during any fiscal quarter occurring within three years of the date on which CIM funded such amount, certain conditions are met.  The reimbursement obligation and the relevant survival period will survive any termination of the investment advisory agreement with CIM and continue pursuant to the terms of the expense support and conditional reimbursement agreement.  Therefore, the Company will continue to have a conditional obligation to reimburse CIM for any amounts funded by CIM prior to such termination within three years of the date on which such amounts were funded.  There will be no acceleration or increase of such repayment obligation at termination of the investment advisory agreement with CIM.  Accordingly, the reimbursement provision does not create a penalty that would violate Section 15(a)(3) of the 1940 Act. The Company has further clarified the disclosure accordingly.

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Financial Statements

14.	In general, please update the Registration Statement to include the December 31, 2017 year-end financial statements as the audited financials on Form 10-K have been filed for the applicable period.

Response: As requested, the Company has included the December 31, 2017 year-end financial statements and updated other disclosures accordingly. In addition, the Company has included the June 30, 2018 period-end financial statements and updated other disclosures accordingly.

15.	Please state whether the portfolio yield figures, as stated on pages 18, 75-76 and 82 of the Prospectus, reflect all of the holdings of the Company or only a portion, such as income-producing assets. If only a portion is reflected, please include a figure reflecting all of the Company’s holdings.

Response: The Company hereby represents that the portfolio yield figures disclosed in the Prospectus reflect all of the holdings of the Company.

16.	On page F-6 under the “Consolidated Schedule of Investments” section, the index rate associated with Academy Ltd.’s senior secured notes states “various”. Please clarify what this means in accordance with Regulation S-X, Rule 12-12, footnote 4 which requires a description of the index rate for all variable rate holdings.

Response: The Company hereby confirms that it (i) has clarified and described the index rate for Academy Ltd. in accordance with Regulation S-X, Rule 12-12, footnote 4, for the three months ended June 30, 2018; and (ii) will continue to do so in all periodic reports filed by the Company with the SEC on a going-forward basis.

17.	Please supplementally confirm that the Company accounts for offering costs applicable to the guidance for closed-end funds with a continuous offering period under Accounting Standards Codifications 946-20-25-6 and 946-20-35-5 of the Financial Accounting Standards Board. Specifically, please supplementally confirm that the costs are recognized as a deferred charge under ASC 946-20-25-6 and amortized to expense over 12 months on a straight-line basis under ASC 946-20-35-5.

Response: The Company hereby represents that it accounts for its offering costs in a manner consistent with paragraph 8.32 of the AICPA Audit and Accounting Guide for Investment Companies. For those offering costs incurred after the commencement of operations, the Company believes that paragraph 8.32 of the AICPA Audit and Accounting Guide for Investment Companies applies and such costs are to be charged to expense as incurred.

General Comments

18.	Please provide a representation that AIM, as well as any registered or private fund advised by AIM or its affiliates, will be treated by the Company as a close affiliate under Section 57(b) of the 1940 Act.

Response: The Company hereby provides the requested representation.

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19.	Please provide a representation that the Company’s Board, as part of the investment advisory agreement annual approval process pursuant to Section 15(c) of the 1940 Act, will consider (a) the distributions that CIM provides to CIG and AIM; and (b) the services provided by the investment professionals of CIG and AIM to CIM, along with the fact that CIG and AIM each compensates its respective investment professionals that provide those services.

Response: The Company hereby provides the requested representation.

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If you have any questions or if you require additional information, please do not hesitate to contact me at (212) 641-5694.

Sincerely,

/s/ Matthew K. Kerfoot

Matthew K. Kerfoot

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